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                                                                      EXHIBIT 13

                                                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of InterOil Corporation (the "Corporation") will be held in the Sheraton Centre Hotel, 123 Queen Street West, Toronto, Ontario on September 11, 2003 at the hour of 9:30 a.m. (Toronto, Canada time) for the following purposes:

1. To consider, and if deemed advisable, approve the issuances of 862,500 common shares in the capital of the Corporation in a private placement completed February 7, 2003 at C$13.75 per common share;

2. To consider, and if deemed advisable, approve the issuances of 755,000 common shares in the capital of the Corporation in a private placement completed April 29, 2003 at C$15.00 per common share;

3. To consider, and if deemed advisable, approve the issuances of rights convertible into up to 683,825 common shares (based on current exchange rates) in the capital of the Corporation (and the issuance of such common shares) pursuant to the terms of agreements dated as of April 3, 2003 and April 16, 2003 between the Corporation and PNG Energy Investors, LLC;

4. To consider, and if deemed advisable, approve the issuances of rights convertible into up to 717,850 common shares (based on current exchange rates) in the capital of the Corporation (and the issuance of such common shares) pursuant to the terms of an agreement dated as of July 21, 2003 (as amended) between the Corporation and PNG Drilling Ventures Limited;

5. To consider, and if deemed advisable, approve for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange, the issuance of up to 2,200,000 fully paid common shares in the capital of the Corporation in exchange for up to 2,200,000 subscription receipts to be issued on a private placement basis at a price of C$31.25 per subscription receipt;

6. To consider, and if deemed advisable, approve for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange, the issuance of further securities of up to 1,000,000 common shares in the three months following the date of the Meeting; and

7. To act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.

         Information concerning the issuances of securities since August 1, 2002, the offering of subscription receipts and the future issuance of securities can be found in the Information Circular.

         If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed FORM OF PROXY in the self addressed envelope enclosed so as to arrive not later than 9:00 a.m. local time (at the address marked on the pre-addressed envelope) on September 9, 2003 or if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

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         Shareholders should note that the envelopes are addressed to either
Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 (for shareholders whose shares are on the North American register) or Computershare Registry Services, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are on the Australian or Papua New Guinea register).

         DATED this 12th day of August, 2003.

                                     BY ORDER OF THE BOARD OF DIRECTORS

                                     (Signed) "Phil E. Mulacek"
                                     ------------------------------------------
                                     Phil E. Mulacek

                                     Chairman and Chief Executive Officer